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Strong first quarter results signal rebound for real estate

Ongoing improvement in property operations combined with stabilizing rates has driven strong positive performance that we expect to continue.

By the Fundrise Team | April 15, 2024


Flagship Fund
2.46%
First quarter 2024 return
Mar 28
$0.13
Mar 15
$0.05
Feb 29
$0.05
Jan 31
$0.02
Jan 9
$0.02
$11.15
$11.10
$11.05
$11.00
$10.95
$10.90
Jan 1
Feb 1
Mar 1
Apr 1

Originally published for investors on April 2, 2024

In our recent year-end letter to investors, we noted our belief that real estate prices had bottomed and that going into 2024 an improving interest rate environment along with strong operations would have a positive impact on returns.

So far, our expectations have largely proven correct. Through the first three months of the year, operating incomes have increased across much of the portfolio, benefiting from higher occupancy, as well as reductions in expenses such as taxes and insurance.

Strong Q1 performance

This growth in net income has directly translated to increased property values, with the Flagship Fund generating a positive return of approximately 2.46%[1] through the first quarter despite the fact that interest rates have yet to actually begin coming down. Meanwhile, the Income Fund has continued to benefit from the higher rate environment maintaining an annualized distribution rate of 7.91%.

To be fair, the magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year.

As highlighted previously, we also expect the Flagship Fund will increasingly see the benefits from having much of its portfolio transition from being under development into stabilized operations. Assets that generated little to no income during construction have now delivered and are continuing to lease up, which should lead to increasing cash flows and the potential for greater value appreciation.

Buying the bottom

Meanwhile, a silver lining of the higher interest rates of the past 18+ months is that there's also been very little new construction taking place. According to NAHB, new multifamily starts fell by approximately 14% in 2023, and are expected to decline a further 20% in 2024. This means that over the next several years we can likely expect a period when there isn't enough new supply delivered to meet demand, which typically translates to stronger rent growth and higher returns for existing asset owners, aka our Fundrise Funds.

Although the vast majority of the institutional real estate industry entered a recession last year, the rebound in our returns is due to the continued strength of the underlying portfolio: buying the right asset type (residential instead of office), in the right location (sunbelt instead of large coastal cities), and applying modest leverage.

As a result of the sustained strong operating performance of the properties, we've been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade (Although we have been quiet as we went on offense, we'll have more to share on this in an upcoming investor letter).

Looking ahead

As always, the activities of today translate into the returns of tomorrow. We expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Of course, knowing that buying the bottom is smart and actually doing it are two very different things. Most investors understand that they should be aiming to buy low and sell high, however study after study shows that, in fact, the opposite tends to occur with investors frequently selling positions after periods of low returns (or losses) and investing more into the assets that have most recently delivered the best performance.

As self-proclaimed "tortoises" (not "hares") we hold strongly to the belief that in the long-run patience wins out, and that those investors who share that belief with us will end up seeing the best performance in the end.

Onward.

Appendix

Exhibit A: 2024 YTD net returns of all client accounts of Fundrise Advisors by fund[2]

Fund name / Objective	Average principal[3]	Launch date	Net return
Registered Funds			
Flagship Real Estate Fund	$1,140,566,664	Jan 2021	2.45%
Income Real Estate Fund	$574,188,701	Apr 2022	1.85%
Innovation Fund	$122,218,895	Jul 2022	0.69%
Growth			
Growth eREIT	$210,522,102	Feb 2016	1.86%
Growth eREIT II	$131,761,222	Sep 2018	0.32%
Development eREIT	$108,766,242	Jun 2019	-0.27%
Fundrise eFund	$80,866,812	Jun 2017	0.11%
Growth eREIT III	$48,589,969	Feb 2019	3.04%
Growth eREIT VII	$69,695,954	Jan 2021	2.20%
Balanced			
East Coast eREIT	$115,257,357	Oct 2016	-1.33%
Heartland eREIT	$74,777,373	Oct 2016	1.55%
West Coast eREIT	$74,041,489	Oct 2016	2.15%
Balanced eREIT II	$39,369,004	Jan 2021	4.49%

Exhibit B: 2024 YTD net returns of all client accounts of Fundrise Advisors by investment plan objective[4]

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	1.04%	0.47%	0.22%	0.60%	0.48%
Appreciation	0.80%	1.49%	1.46%	1.22%	1.35%
Net Total Return	**1.83%**	**1.95%**	**1.68%**	**1.82%**	**1.83%**

Exhibit C: Trailing 1-year and since inception net returns of registered funds through Dec 31, 2023

	1 year	Since inception
Flagship Real Estate Fund	-11.79%	11.85%
Income Real Estate Fund	7.93%	13.00%

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Disclaimers:

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

---

1. This return figure is the cumulative net return for the period beginning January 1, 2024 and ending March 31, 2024, including both distributions earned and change in share value, and assuming no reinvestment of distributions.

2. The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

3. "Average principal" is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

4. Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The "Other" category includes custom (i.e. client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. "NAV distributions" (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

@humphreytalks

TikTok



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15
but there's one
00:01

Wealthy people often invest differently,


killer
strategy
isn't even that
complicated
295
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00:04

but there’s one killer strategy they often use that isn’t even that complicated that you could be using right now. Let me explain.


is that many are
295
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00:09 / 01:06
Speed
A recurring theme for wealthy investors is that many are invested in private market real estate beyond just their home for long term stability and growth potential.


Long term stability
Growth potential
and growth potential
295
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00:15

Any why is this? Private markets offer several advantages, including the potential for outsized returns and better overall diversification.


overall
diversification
295
49
46
15
Speed

Now, buying and managing a ton of real estate can turn into a full-time job in and of itself. That’s why people invest in private real estate funds.


Private Real Estate
Funds
295
49
46
15
single family homes
00:35

With a fund, you can unlock equity ownership of apartment buildings, data warehouses, single-family homes, etc. That means more diversification plus consistent cashflow AND appreciation potential.


295
49
46
15
private
real estate
00:47 / 01:06
Speed

Now once you've made some money, you want to stay wealthy - by protecting your downside and stabilizing that portfolio. Private real estate can help with that since it's historically less likely to be affected by the stock market's ups and downs.


the strategy of developing residential communities specifically for the rental market, rather than for sale. This trend caters to the massive demand for single-family rentals due to their unique combination of flexibility, affordability, and larger spaces.
4,700
Single-family homes
29
U.S. Markets
Carefully consider the in vestment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing
295
49
46
15
00:59
With a boom in remote work and business-

One good solution here is to invest in the Fundrise Flagship Fund. It was designed with the mission to make investing accessible to all, you can invest whether you have $10k on hand or $100.

You can check it out & start investing today at the link in my bio.


humphreytalks
Humphrey Yang · 6d ago
Follow
Wealthy People Invest Differently. You can diversify your portfolio & gain the opportunity for consistent cashflow with the Fundrise Flagship Fund. Learn more at the link in bio.
#FundrisePartner #ad
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing

Instagram


but there's one
Wealthy people often invest differently,


killer
strategy
they often use that

but there’s one killer strategy they often use that isn’t
even that complicated that you could be using right now. Let me explain.


for wealthy investors

A recurring theme for wealthy investors is that many are invested in private market real estate beyond just their home for long term stability and growth potential


beyond just
their home

Any why is this? Private markets offer several advantages, including the potential for outsized returns and better overall diversification.


overall
diversification

Now, buying and managing a ton of real estate can turn into a full-time job in and of itself. That’s why people invest in private real estate funds.


Private Real Estate Funds
etc.

With a fund, you can unlock equity ownership of apartment buildings, data warehouses, single-family homes, etc. That means more diversification plus consistent cashflow AND appreciation potential.


historically

Now once you've made some money, you want to stay wealthy - by protecting your downside and stabilizing that portfolio. Private real estate can help with that since it's historically less likely to be affected by the stock market's ups and downs.


The strategies that power our portfolio
The Fundrise Flagship Fund is designed to deliver long-term appreciation from a diversified portfolio of our most favored real estate investment strategies: build-for-rent housing communities, multifamily, and industrial assets in the Sunbelt.
Build-for-rent
Carefully consider the in vestment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

One good solution here is to invest in the Fundrise Flagship Fund. It was designed with the mission to make investing accessible to all, you can invest whether you have $10k on hand or $100.
You can check it out & start investing today at the link in my bio

humphreytalks · Follow
Paid partnership
Original audio

humphreytalks 6d
Wealthy People Invest Differently. You can diversify your portfolio & gain the opportunity for consistent cashflow with the Fundrise Flagship Fund. Learn more at the link in bio. #FundrisePartner #ad

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing

@robertcroak

Tiktok


Find related content
Report
Renting vs Buying in 2024 🤔
Let me break down which is better ✍️🏡‼️
TOTAL COST OF

With the rise of home prices over the last few years and interest rates being back above 7% again, ‘Renting vs. Buying’ is something I get asked about A LOT! So here are my 3 top takeaways to consider:

1) Number One – There’s no perfect answer to what’s better. This is a PERSONAL choice and a ton of factors to consider – there’s no clear winner for every situation. Renting can be better if you want more flexibility, if you don’t have the money for a down payment, or if you’re living in an area that is just at the top of the market and too expensive to buy right now. At the same time it’s tough – you can’t deny that rent isn’t building any equity for you.

2) Number Two – Renting can be pretty expensive too. Rent prices have also soared alongside housing prices, so the key factor is WHERE are you living location-wise, and

do the rental numbers add up. Always consider the total cost of ownership vs total cost of rent to help you decide.

3) Number Three – Pay Attention to Trends & Think like an Investor.There's a growing number of people that are looking to rent homes instead of apartments or condos because it's matching their current life needs.


Find related content
Report
ACCESSIBLE TO ALL
01:47/02:03

Many are moving to sunbelt states for more space and a yard so they can have the benefits of home ownership while still having flexibility. That's a part of the reason why "build-for-rent" properties are getting more and more popular & in thinking like investors you can take advantage of the trends.


Find related content
Report
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
STARTED BY USING

Whether you have $50 or $5,000, the Fundrise Flagship Fund has a mission to make investing accessible to all so you can access their $1B+ portfolio of diversified real estate & let them do the homework for you. You can get started by using my link
Ok...So we have the plan – let's go!


robertcroakofficial
ROBERT CROAK · 6d ago
Follow
#CapCut Rent vs Buying in 2024 🏡✍️!!Let me break it down!! ##FundrisePartner
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

Instagram


AND LET THEM

With the rise of home prices over the last few years and interest rates being back above 7% again, ‘Renting vs. Buying’ is something I get asked about A LOT! So here are my 3 top takeaways to consider:

1) Number One – There’s no perfect answer to what’s better. This is a PERSONAL choice and a ton of factors to consider – there’s no clear winner for every situation. Renting can be better if you want more flexibility, if you don’t have the money for a down payment, or if you’re living in an area that is just at the top of the market and too expensive to buy right now. At the same time it’s tough – you can’t deny that rent isn’t building any equity for you.

2) Number Two – Renting can be pretty expensive too. Rent prices have also soared alongside housing prices, so the key factor is WHERE are you living location-wise, and do the rental numbers add up. Always consider the total cost of ownership vs total cost of rent to help you decide.

3) Number Three – Pay Attention to Trends & Think like an Investor.There’s a growing number of people that are looking to rent homes instead of apartments or condos because it’s matching their current life needs.


OF HOME PRICES

Many are moving to sunbelt states for more space and a yard so they can have the benefits of home ownership while still having flexibility. That's a part of the reason why "build-for-rent" properties are getting
more and more popular & in thinking like investors you can take advantage of the trends.


Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

Whether you have $50 or $5,000, the Fundrise Flagship Fund has a mission to make investing accessible to all so you can access their $1B+ portfolio of diversified real estate & let them do the homework for you. You can get started by using my link Ok...So we have the plan – let's go!


robertcroak · Follow
Original audio

robertcroak Rent vs Buying in 2024 🏡✍️!!Let me break it down!! #FundrisePartner

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

5d